Exhibit 99.84

Amaya receives gaming regulatory approvals for Rational Group acquisition

MONTREAL, July 28, 2014 /CNW/ - Amaya Gaming Group Inc. (TSX: AYA) (“Amaya” or the “Corporation”) announced today that it has received all required approvals from the gaming regulatory authorities that currently license Rational Group Ltd. (“Rational Group”), owner and operator of the PokerStars and Full Tilt Poker brands, in connection with Amaya’s previously announced acquisition of Rational Group (the “Proposed Transaction”).

UPDATE ON THE PROPOSED TRANSACTION

Amaya also announced that it has received conditional approval from the TSX regarding the Proposed Transaction and the listing of Amaya common shares issuable in connection with the planned financing of the Proposed Transaction, including those underlying warrants, subscription receipts and convertible preferred shares issued in relation to the planned financing.

Completion of the Transaction remains subject to, among other customary conditions, the approval of certain aspects of the planned financing for the Proposed Transaction by Amaya’s shareholders, which are scheduled to consider the matter at the annual and special meeting of the Corporation’s shareholders (the “Shareholder Meeting”) on July 30, 2014. Assuming a favourable outcome at the Shareholder’s Meeting, Amaya and Oldford Group Ltd., the parent company of Rational Group, intend to move expeditiously towards completion of the Transaction.

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ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and electronic gaming machines and game systems. Some of the world’s largest licensed gaming operators, casinos and lotteries are powered by Amaya’s interactive, land-based, and lottery solutions, including in multiple U.S. states and Canadian provinces, Native American tribal jurisdictions, and European jurisdictions. For more information, visit www.amayagaming.com.

ABOUT THE RATIONAL GROUP

The Rational Group operates gaming and related businesses and brands including PokerStars, Full Tilt Poker, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites where it has dealt more than 100 billion poker hands and held over 800 million online tournaments, the group is the largest producer of live poker events around the world.

Rational Group’s businesses are among the most respected in the industry for delivering high-quality player experiences, unrivalled customer service, and innovative software. The Group employs industry-leading practices in payment security, game integrity, and player fund protection, offering customer support in 29 languages. The Rational Group holds more online poker licenses than any other e-gaming company, and works closely with regulators around the world to help establish sensible global regulation.

DISCLAIMERS

This News Release for Amaya contains forward-looking statements about the proposed acquisition by Amaya of all of the equity securities of Oldford Group. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “project”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct. There can be no assurance that the proposed Transaction will occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Amaya’s expectations only as of the date of this News Release. Amaya disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

AMAYA INVESTOR CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 15:00e 28-JUL-14